EXHIBIT 99.2


                                               knowledge. judgement. EXPERIENCE.

W.P. STEWART                                                       PRESS RELEASE
         & Co., Ltd.


Contact:  Fred Ryan
telephone: 441.295.8585



18 August 2006
Hamilton, Bermuda


                       W.P. Stewart & Co., Ltd. Announces
              A Series of Initiatives to Enhance Shareholder Value


      W.P. Stewart & Co., Ltd. announced today a series of initiatives to enhance shareholder value over the longer-term.

      At a recent meeting, the Board of Directors agreed to invest $30 million of the Company's capital as seed financing for the creation of new pooled investment products which were previously announced on 27 July 2006. These will include two new pooled funds which target investors with large asset bases utilizing both relative and absolute performance fee structures and will also include the introduction during the fourth quarter of 2006 of an EAFE fund (World ex U.S.) to the Company's worldwide client base. These investments reflect the Board's strong confidence in the W.P. Stewart investment style and a commitment to capitalize on new opportunities identified by the Company.

      The Board announced that 199,226 shares had been purchased, at an aggregate cost of approximately $2.1 million in open market transactions in recent weeks and that these shares have been cancelled. This action occurred under the Board's previously authorized $30 million share repurchase program.

      In addition, the Board has mandated a thorough review of the Company's operating expenses while maintaining its commitment to the investment management process and to enhancing the marketing and client service initiatives. Management is confident that significant savings can be realized. While a minor impact may be evident in the fourth quarter of 2006, the majority of these savings will be realized in calendar 2007.

      Further, the Board of Directors reviewed the Company's dividend policy and confirmed its long-standing commitment of authorizing the payment of dividends in amounts that represent substantially all cash earnings.


Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585  fax: 441.296.6823

      Commenting on these announcements, William P. Stewart, Chairman of the Board, said, "With these actions, and others that must be taken to address the challenges facing our Company, the Board of Directors has underscored our commitment to enhance shareholder value over a sustained period of time."

      Mr. Stewart noted that, "While we currently face a challenging environment in which our investment style has been out-of-favor, the Board remains confident that the Company will generate superior returns over the long-term for our clients and shareholders worldwide."

      The Chairman acknowledged that "the selection of a strong long-term leader as our new Chief Executive Officer is obviously imperative. Several candidates have been identified and I am hopeful that we will be in a position to make this important decision within a few months."

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia. The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

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